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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                      Aegis Consumer Funding Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   88360H101
        _______________________________________________________________
                                (CUSIP Number)

                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 10, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 88360H101                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Citadel Limited Partnership
                FEIN No.: 36-3754834

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4              AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(E) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6              U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7            Reporting person has voting and dispositive
     NUMBER OF                    power over (i) shares of Series C Preferred
                                  Stock which are convertible into 1,340,703
                                  shares of Common Stock, par value $.01 per
                                  share, as of the date for the filing of this
                                  statement and (ii) 6,794 shares of Common
                                  Stock.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8            -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9            See item 7 above.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10           -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11            See item 7 above.


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13            7.78% as of the date for the filing of this statement. (Based on
              15,981,644 shares of Common Stock issued and outstanding as of
              November 6, 1996, plus the shares of Common Stock referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14            PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed in connection with sales of the issuer's common stock by affiliates of the reporting person. The reporting person also desires to disclose in this statement the formula pursuant to which its deemed beneficial ownership of the issuer's common stock may be determined as of any date based on fluctuations in the market price of the issuer's common stock.

Item 1.  Security and Issuer

     This Schedule 13D relates to shares of common stock, $.01 par value per share ("Common Stock"), of Aegis Consumer Funding Group, Inc. ("Issuer") that are issuable to Nelson Partners, a Bermuda exempted general partnership ("Nelson"), and Olympus Securities, Ltd., a Bermuda corporation ("Olympus"), upon conversion of Series C Preferred Stock ("Convertible Securities"), held by Nelson and Olympus. The principal executive offices of the Issuer are located at 525 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.  Identity and Background

     This Schedule 13D is being filed by Citadel Limited Partnership, an Illinois partnership ("Citadel"). Citadel's principal business office is located at 225 West Washington Street, 9th Floor, Chicago, Illinois 60606.

     During the last five years, Citadel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which Citadel either become subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found in violation of federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Citadel is the managing general partner of Nelson and the trading manager for Olympus. The funds used for purchases reported herein are from the accounts of Nelson and Olympus. Citadel has no beneficial ownership interest in any of the funds or other property of Nelson or Olympus, except for Citadel's interest as managing general partner of Nelson.

     Nelson and Olympus acquired an aggregate of $2,500,000 of Convertible Securities pursuant to Subscription Agreements between each of Nelson and Olympus and the Issuer dated as of January 29, 1996 ("Closing Date").

Item 4.  Purpose of Transaction

     The purchases reported herein were made as an investment. Citadel may, in the future, recommend or make additional purchases or sales of the Convertible Securities or Common Stock on behalf of Nelson or Olympus.

     Citadel has no present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Citadel reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Item 5.  Interest in Securities of the Issuer

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible. As of the date for the filing of this statement, Nelson and Olympus collectively own Convertible Securities for which they originally paid $2,460,000 ("Stated Value") and 6,795 shares of Common Stock.

          As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 8% interest on the Stated Value of such securities from the Closing Date) by a conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of (i) $6.425 ("Fixed Conversion Price") and (ii) 85% of the average closing bid price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date ("Floating Conversion Price").

                                                               Page 3 of 5 Pages

          If the Company's Common Stock is trading at a price less than $7.56, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

          As of the date for the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 1,347,497 shares of Common Stock representing 7.78% of the Issuer's Common Stock (based on (i) 15,981,644 shares of Common Stock issued and outstanding as set forth in the Issuer's most recently filed 10-Q and (ii) a Conversion Price equal to $1.9869).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities and the Common Stock into which the Convertible Securities are convertible on behalf of each of Nelson and Olympus.

     (c) The following transactions with respect to the Issuer's common stock have been effected during the 61-day period ending February 10, 1997:

Transaction Date     Transacting Party     Transaction     Quantity     Price
----------------     -----------------     -----------     --------     -----
2/10/97              Nelson                 Sell            7,500        2.37
2/10/97              Olympus                Sell            7,500        2.37


     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities and the Common Stock into which the Convertible Securities are convertible. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Nelson and Olympus have the right to receive any dividends from and the proceeds from the sale of the Convertible Securities held by them. As described in Item 3 above, Citadel is the managing general partner of Nelson and the trading manager for Olympus. As a result, Citadel has the power to vote and dispose of the Convertible Securities and the Common Stock into which the Convertible Securities are convertible held by Nelson and Olympus.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          No exhibits are required to be filed as part of this Schedule 13D.

                                                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: February 18, 1997                 Citadel Limited Partnership

                                          By:  GLB Partners, L.P.,
                                               its general partner

                                          By:  Citadel Investment Group, L.L.C.,
                                               its general partner

                                          By:  /s/ Kenneth C. Griffin,
                                               -----------------------
                                               its manager


                                                               Page 5 of 5 Pages